January 10, 2011

H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Hastings Entertainment, Inc. (the “Company”, “Hastings”, “we” or “our”)
Form 10-K for the Fiscal Year Ended January 31, 2010
Filed April 16, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 22, 2010
Form 10-Qs for the Fiscal Quarters Ended April 30, 2010, July 31, 2010 and
October 31, 2010
Filed June 2, 2010, August 25, 2010 and December 3, 2010
File No. 000-24381

Dear Mr. Owings:

We are writing in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated December 17, 2010 (the “Comment Letter”). For your convenience, each heading and comment from the Comment Letter has been reproduced below, in bold, followed by the Company’s response to that comment.

Form 10-K for the Fiscal Year Ended January 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition....page 19

1.	Please expand this section to discuss known trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we note that Music Comps decreased 12.3% during fiscal 2009 and 16.3% during fiscal 2008. Discuss whether you expect that trend to continue, the impact on your operations and the steps you are taking to address this trend. Further, please discuss in reasonable detail:

•	Economic or industry-wide factors relevant to your company, and

•	Material opportunities, challenges, and

•	Risk in the short and long term and the actions you are taking to address them.

H. Christopher Owings
Securities and Exchange Commission
January 10, 2011

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response: We confirm that the Company will expand the Management’s Discussion and Analysis of Financial Condition and Results of Operation section in future filings to discuss known trends and uncertainties, economic or industry-wide factors relevant to the Company, material opportunities and challenges, and short and long-term risks and actions being taken to address them Had we included this disclosure in our Annual Report on Form 10-K filed on April 16, 2010, it would have been similar to the following:

Overview

Hastings is a leading multimedia entertainment retailer that buys, sells, trades and rents various home entertainment products, including books, music, software, periodicals, new and used CDs, DVDs, video games, video game consoles and electronics. We also offer consumables and trends products such as apparel, t-shirts, action figures, posters, greeting cards and seasonal merchandise through our entertainment stores and our Internet web site. As of March 31, 2010, we operated 147 stores averaging approximately 24,000 square feet in medium-sized markets located in 20 states, primarily in the Western and Midwestern United States. Each of the stores, operated on leased premises, is wholly-owned by us and is operated under the name of Hastings.

Over the past two years, our financial performance has been adversely impacted by a number of factors, including the economic downturn and the expanding digital delivery of entertainment. As the economy improves, we expect our total revenues to improve. However, as consumer spending patterns shift toward digital delivery of content and internet retailers, particularly with regard to music, we expect the negative trend in Music Comp sales to continue.

Our operating strategy is to continue to enhance our position as a multimedia entertainment retailer by expanding and remodeling existing stores, opening new stores in selected markets and offering our products through our Internet web site. References herein to fiscal years are to the twelve-month periods that end in January of the following calendar year. For example, the twelve-month period ended January 31, 2010 is referred to as fiscal 2009.

In addition to the increased disclosures in the “Overview” section, discussed above, we would have included disclosure similar to the following in our category specific Comp discussion:

Music Comps decreased 12.3% during fiscal 2009 primarily due to a continued industry decline as consumer spending patterns shift towards digital delivery of content and internet retailers. In addressing the current music environment, we have reduced the music footprint in approximately two-thirds of our stores, which has allowed us to expand successful categories and introduce new product lines. We have also worked closely with vendors to negotiate lower product costs which significantly mitigate the negative impact on gross margins resulting from declining music sales. We expect this negative trend in Music Comps to continue for at least the next two years. Accordingly, we expect a high single digit decrease in Music Comps during fiscal 2010. Merchandise Comps, excluding the sale of new music, increased 0.1% for fiscal 2009.

H. Christopher Owings
Securities and Exchange Commission
January 10, 2011

Item 9A. Disclosure Controls and procedures, page 61

Evaluation of Disclosure Controls and Procedures, page 61

2.	We note that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level. We note similar disclosure in your Form 10-Qs. Please revise your Form 10-K to state, if true, that your disclosure controls and procedures were designed at the reasonable assurance level or remove your reference to the level of assurance that your disclosure controls and procedures provide. Please confirm that your disclosure controls and procedures were designed at the reasonable assurance level as of the end of each of your periods covered by your Form 10-Qs. Also, please confirm that you will indicate in future filings that your disclosure controls and procedures were designed at the reasonable assurance level or in the alternative, please confirm that you will remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.cov/rules/final/33-8238.htm>.

Response: The Company confirms that our disclosure controls and procedures were designed to be effective at the reasonable assurance level and that the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective at the reasonable assurance level for the periods included in our Annual Report on Form 10-K for the year ended January 31, 2010 and our Quarterly Reports on Form 10-Q for the periods ended April 30, 2010, July 31, 2010, and October 31, 2010.

In future filings, if true, the Company will state that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level.

H. Christopher Owings
Securities and Exchange Commission
January 10, 2011

Item 15. Exhibits and Financial Statement Schedules, page 65

3.	We note that you incorporate several of your exhibits from other filings. Please disclose the exhibit number in the other filing for the exhibit you are incorporating. For instance, you indicate that Exhibit 10.18 is incorporated by reference from your Form 10-K for the fiscal year ended January 31, 2001, but there is no Exhibit 10.18 filed with that filing.

Response: Exhibit 10.18: Amended Lease Agreement, dated October 13, 1999, between Omni Capital Corporation and the Company, for office space located at Sunset Center in Amarillo, Texas was originally filed as Exhibit 10.22 to the Company’s Annual Report on Form 10-K, as amended, for the fiscal year ended January 31, 2000. In future filings we will include the original exhibit number in the footnote to our exhibit table. Using the aforementioned exhibit as an example, in future filings we will include a disclosure similar to the following for each exhibit incorporated by reference:

Exhibit Number		Description
10.18	(5)	Amended Lease Agreement, dated October 13, 1999, between Omni Capital Corporation and the Company, for office space located at Sunset Center in Amarillo, Texas

(5) Previously filed as Exhibit 10.22 to the Company’s Annual Report on Form 10-K, as amended, for the fiscal year ended January 31, 2000.

4.	It appears that you have not provided all of the schedules and/or exhibits to Exhibit 10.19 – Loan and Security Agreement, dated August 29, 2000. We also note that Exhibit 10.1 filed with the Form 8-K that was filed on July 23, 2010 does not provide the exhibits to the agreement. Please re-file the complete agreements, including all schedules and exhibits with your next periodic report and confirm to us your intent to do so.

Response: The Company will file, as an exhibit to its Annual Report on Form 10-K for the period ended January 31, 2011, the complete Loan and Security Agreement, referenced as Exhibit 10.1 to our Current Report on Form 8-K filed on July 23, 2010, together with all schedules and exhibits thereto.

Please be advised that Exhibit 10.19 to the Annual Report on Form 10-K for the period ended January 31, 2010 was replaced in its entirety by the new Loan and Security Agreement filed on July 23, 2010. As of July 23, 2010, any obligations under that Agreement were eliminated, and neither the Company nor any of its subsidiaries have any material obligations continuing under that Agreement. As a result, the Company does not believe that it would be useful to investors to file the schedules and exhibits relating to the referenced Exhibit 10.19 – Loan and Security Agreement, dated August 29, 2000.

H. Christopher Owings
Securities and Exchange Commission
January 10, 2011

Signatures, page 69

5.	We note that your principal financial and accounting officer signed the Form 10-K under the caption for the person signing on behalf of the registrant, but not under the caption that indicates that they are signing in their individual capacity as principal and financial and accounting officer. Please amend your Form 10-K to provide for signatures as provided in the form. See Form 10-K and General Instruction D.(2)(a).

Response: In future filings, we will amend our signature page in the Form 10-K to include our Chief Financial Officer’s signatures under both the caption for the person signing on behalf of the Company and the caption that indicates he or she is signing in their individual capacity as principal financial and accounting officer.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 9

Compensation Components, page 9

Base Salary, page 9

6.	You state on page 10 that you consider a variety of factors when determining base salaries including, but not limited to the comparison of Hastings’ salary structure with salaries paid by other companies, including entertainment and non-entertainment retailing companies. This statement indicates that you may benchmark. Please provide us your proposed disclosure and identify the components of the benchmark, including component companies, or tell us why you believe this is not appropriate. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our website, www.sec.gov.

Response: Pursuant to Item 10(f)(1) of Regulation S-K, the Company is a “smaller reporting company” based on the Company’s public float of approximately $23.5 million as of the last business day of the second quarter of its fiscal year ending January 31, 2010 and $34.2 million as of the last business day of the second quarter of its fiscal year ending January 31, 2011. Pursuant to Item 402(l) of Regulation S-K, the Company may provide the scaled disclosure described in Items 402(m) through (r) instead of the disclosure described in Items 402(a) through (k) and (s) based on its status as a smaller reporting company. In its Definitive Proxy Statement on Schedule 14A filed on April 22, 2010, the Company provided this scaled disclosure in addition to certain voluntary disclosures regarding compensation that are consistent with disclosures made by the Company in previous proxy statements. Accordingly, the Company is not required to comply with Item 402(b)(2)(xiv) based on the Company’s status as a smaller reporting company and its provision of such scaled disclosure pursuant to Item 402(l) of Regulation S-K. We will continue to evaluate our status as a smaller reporting company each year pursuant to Item 10(f)(2) of Regulation S-K, and, based on the results of this evaluation, in future filings we will include all disclosures regarding compensation that are required by Schedule 14A and Regulation S-K.

H. Christopher Owings
Securities and Exchange Commission
January 10, 2011

7.	You state that you consider an executive’s individual performance when setting their base salary and long-term incentive awards. Please discuss the aspects of individual executive performance that you consider when setting an executive’s salary and long-term incentive awards and provide us your proposed disclosure.

Response: As discussed above in our response to comment 6, the Company is not required to comply with Item 402(b) of Regulation S-K (including Item 402(b)(2)(vii), which suggests that registrants disclose the elements of individual performance and/or contribution that are taken into account when setting compensation) based on the Company’s status as a smaller reporting company. We will continue to evaluate this status each year pursuant to Item 10(f)(2), and in future filings we will provide all disclosures regarding compensation that are required by Schedule 14A and Regulation S-K based on the results of this evaluation.

Incentive Awards Made on a Semi-Annual Basis, page 10

8.	Please provide us the comparable store revenue growth and operating income growth targets and your actual results for 2009. To the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 118.04 of our Compliance and Disclosure Interpretations of Regulation S-K available on our website at www.sec.gov. If disclosure of the performance-related factors would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response: As discussed above in our response to comment 6, the Company is not required to comply with Item 402(b) of Regulation S-K (including Item 402(b)(2)(v), which suggests that registrants disclose the specific items of corporate performance that are taken into account in setting compensation policies and making compensation decisions) based on the Company’s status as a smaller reporting company. We will continue to evaluate this status each year pursuant to Item 10(f)(2), and, in future filings we will provide all disclosures regarding compensation that are required by Schedule 14A and Regulation S-K based on the results of this evaluation.

9.	You state that due to seasonality in your revenues and operating income, your Compensation Committee implemented a weighting factor to the ICP amounts of 75% for the first six-month period and 125% for the second six-month period. Please provide us your proposed disclosure and discuss why the Compensation Committee chose 75% and 125% as weightings.

Response: As discussed above in our response to comment 6, the Company is not required to comply with Item 402(b) of Regulation S-K (including Item 402(b)(2)(v), which suggests that registrants disclose the specific items of corporate performance that are taken into account in setting compensation policies and making compensation decisions) based on the Company’s status as a smaller reporting company. We will continue to evaluate this status each year pursuant to Item 10(f)(2), and, in future filings we will provide all disclosures regarding compensation that are required by Schedule 14A and Regulation S-K based on the results of this evaluation.

H. Christopher Owings
Securities and Exchange Commission
January 10, 2011

In connection with our above responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments concerning this letter, please do not hesitate to contact me at (806) 677-1402.

Sincerely,

/s/ Dan Crow
Dan Crow
Chief Financial Officer
Hastings Entertainment, Inc.